Exhibit 99.1

NQ Mobile Inc. Announces Second Quarter 2012 Results

Record Net Revenues of $20.0 million, Up 125.0% Year-over-Year

Income from Operations was $1.5 million, Up 216.4% Year-over-Year

Non-GAAP Income from Operations1 was $6.5 million, Up 77.5% Year-over-Year

Net Income Attributable to NQ Mobile was $2.1 million, Up 95.1% Year-over-Year

Non-GAAP Net Income Attributable to NQ Mobile2 was $7.1 million, Up 66.4% Year-over-Year

GAAP Fully Diluted Earnings per ADS3 of $0.042

Non-GAAP Fully Diluted Earnings per ADS4 of $0.142

BEIJING and DALLAS, August 9, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services focusing on security, privacy and productivity, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•

Net revenues increased 125.0% year-over-year to $20.0 million from $8.9 million in the corresponding period of 2011. Excluding revenue contribution of $1.4 million from the recently acquired Beijing NationSky Network Technology, Inc. (“NationSky”), net revenues increased 109.1% year-over-year to $18.6 million, exceeding the high end of the Company’s previous guidance of $17.5 million to $17.8 million.

•

Income from operations, or operating income, increased 216.4% year-over-year to $1.5 million from $0.5 million in the corresponding period of 2011. Non-GAAP operating income[5], increased 77.5% year-over-year to $6.5 million from $3.7 million in the corresponding period of 2011. Excluding operating income contribution of $0.15 million from NationSky, operating income and Non-GAAP operating income increased 185.5% and 73.5% year-over-year to $1.4 million and $6.4 million, respectively.

•

Net income attributable to NQ Mobile increased 95.1% year-over-year to $2.1 million from $1.1 million in the corresponding period of 2011. Non-GAAP net income[6] increased 66.4% year-over-year to $7.1 million from $4.3 million in the corresponding period of 2011. Net income contribution from NationSky only amounted to $0.05 million in the second quarter.

[1]	Non-GAAP income from operations is a non-GAAP financial measure, defined as income from operations excluding share-based compensation expenses.
[2]	Non-GAAP net income attributable to NQ Mobile is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.
[3]	“ADS” is American Depositary Share. Each ADS represents five Class A common shares of NQ Mobile.
[4]	Non-GAAP fully diluted earnings per ADS is a non-GAAP financial measure, defined as non-GAAP net income attributable to common shareholders divided by the weighted average number of diluted ADSs.
[5]	Non-GAAP operating income is a non-GAAP financial measure, defined as operating income excluding share-based compensation expenses.
[6]	Non-GAAP net income is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.

•

GAAP fully diluted Earnings per ADS was $0.042 and non-GAAP fully diluted Earnings per ADS was $0.142. Diluted weighted average number of ADSs outstanding increased to 50.1 million in the second quarter of 2012 from 48.6 million in the previous quarter.

•

Net cash flow generated from operations was $1.9 million in the second quarter of 2012, compared with $3.0 million in the corresponding period of 2011. Cash and cash equivalents and term deposits together amounted to $128.6 million as of June 30, 2012.

•	Deferred revenue was $9.5 million at the end of second quarter of 2012, up 13.9% from $8.3 million at the end of the first quarter of 2012.

•

On May 11, 2012, the Company completed the acquisition of 55% equity interest of NationSky, a leading provider of mobile services to enterprises in China. NationSky’s financial statements were consolidated in the Company’s financial statements starting from June 1, 2012.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

Second Quarter 2012 Operating Metrics

•	Cumulative registered user accounts were 203.5 million as of June 30, 2012, compared with 102.7 million as of June 30, 2011 and 172.0 million as of March 31, 2012.

•

Average monthly active user accounts for the second quarter ended June 30, 2012 were 69.2 million, compared with 36.4 million for the corresponding period of 2011 and 60.1 million for the previous quarter ended March 31, 2012.

•

Average monthly paying user accounts for the second quarter ended June 30, 2012 were 7.4 million, compared with 4.2 million for the corresponding period of 2011 and 6.5 million for the previous quarter ended March 31, 2012.

“I am pleased to report that we delivered another solid quarter with record revenue again exceeding the high end of the previously issued guidance. We achieved another milestone in our business as our registered user accounts surpassed the 200 million mark in the second quarter, nearly doubling from a year ago,” said Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “The strong growth in our user base is clear evidence of the consumer acceptance of our products and services as well as the effectiveness of our user acquisition efforts.”

“In the second quarter, we continued to grow our consumer business by launching innovative products and also expanded into enterprise business by completing the acquisition of NationSky and forging collaborations with industry leaders such as TD Mobility,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile. “Our newest consumer product, NQ Mobile Vault, has already won several awards and accolades and is gaining strong user traction. And we continue to see tremendous momentum in our business development pipeline and expect our business in certain key markets such as North America and Latin America to hit an inflection point in 2013 and begin to contribute significant growth in revenues. We will continue to invest in our international business and build the necessary infrastructure in place to position us for long term growth.”

Second Quarter 2012 Results

Revenues

Net revenues in the second quarter of 2012 were $20.0 million, an increase of 125.0% year-over-year from $8.9 million in the second quarter of 2011 and 24.9% sequentially from $16.0 million in the first quarter of 2012. Excluding revenues of $1.4 million from NationSky, net revenues increased 109.1% year-over-year and 16.1% sequentially to $18.6 million, exceeding the high end of the Company’s previous guidance of $17.5 million to $17.8 million.

Net revenues from premium mobile Internet services increased 108.8% year-over-year and 15.7% sequentially to $16.1 million in the second quarter of 2012. The increases were primarily due to the strong and steady growth in the number of paying user accounts, which reflected growth in the number of registered and active user accounts, as well as increased use of NQ Mobile’s premium services, particularly among the overseas paying user accounts, which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 51.2% of total net revenues from premium mobile Internet services in the second quarter of 2012, compared with 49.5% in the second quarter of 2011, and 50.8% in the first quarter of 2012.

Net revenues from other services in the second quarter of 2012, which include revenues from NationSky, increased 231.0% year-over-year and 86.1% sequentially to $3.9 million. Excluding the revenues of $1.4 million from NationSky, net revenues from other services were $2.5 million, representing an increase of 111.3% year-over-year and 18.8% sequentially. The increases were mainly due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties. Excluding revenues from NationSky, net revenues from other services as a percentage of total net revenue excluding NationSky was 13.4% in the second quarter of 2012, compared with 13.3% in the second quarter of 2011 and 13.1% in the first quarter of 2012.

Cost of Revenues

Cost of revenues in the second quarter of 2012 was $4.7 million, representing an increase of 159.3% year-over-year and 37.2% sequentially. Excluding $1.1 million of NationSky’s contribution, cost of revenues increased 97.0% year-over-year and 4.2% sequentially to $3.6 million. The year-over-year increase was primarily due to increased customer acquisition costs as a result of more users acquired in the second quarter and higher revenue sharing with mobile payment service providers which is consistent with the increase of revenue from mobile payment service providers while the sequential increase was primarily due to increased staff cost due to headcount increase and intangible asset amortization cost resulted from the NationSky acquisition.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2012 was $15.3 million, representing an increase of 116.2% year-over-year from $7.1 million in the second quarter of 2011 and 21.6% sequentially from $12.6 million in the first quarter of 2012. Gross margin, or gross profit as a percentage of net revenues, was 76.5% in the second quarter of 2012, compared with 79.6% in the second quarter of 2011 and 78.6% in the first quarter of 2012. Excluding the impact from NationSky, gross margin was 80.8% in the second quarter of 2012. Given NationSky’s lower margin business nature, gross margin is expected to decline further in the second half of 2012 as NationSky’s revenue contribution becomes greater. NationSky’s gross margin in the second quarter was about 19.9% on a standalone basis and cost of revenues for NationSky primarily consist of the hardware device procurement cost.

Operating Expenses

Total operating expenses in the second quarter of 2012 were $13.8 million, representing an increase of 108.9% year-over-year and 22.7% sequentially. Non-GAAP operating expenses7, were $8.8 million in the second quarter of 2012, representing an increase of 158.8% year-over-year from $3.4 million in the second quarter of 2011 and 25.1% sequentially from $7.0 million in the first quarter of 2012. NationSky contributed to $0.13 million in operating expenses in the second quarter of 2012.

Selling and marketing expenses were $3.7 million in the second quarter of 2012, representing an increase of 223.1% year-over-year and 17.0% sequentially. Non-GAAP selling and marketing expenses8 were $3.4 million in the second quarter of 2012, representing an increase of 275.4% year-over-year and 22.1% sequentially , compared with $0.9 million in the second quarter of 2011 and $2.8 million in the first quarter of 2012. The year-over-year increase was primarily due to higher marketing and advertising spending and higher staff costs as a result of increases in salary and headcount while the sequential increase was primarily due to higher staff cost and office related expenses.

General and administrative expenses were $8.1 million in the second quarter of 2012, representing an increase of 89.6% year-over-year and 24.3% sequentially. The year-over-year increase was mainly due to higher share-based compensation expenses caused by the impact of additional option issuance to employees since the end of second quarter of 2011 and restricted share grant to a newly hired executive in the first half of 2012, higher staff costs from salary and headcount increases, higher legal and professional fees resulted from the contemplated follow-on offering and higher office related expenses. The sequential increase was primarily due to higher share-based compensation expenses caused by the impact of modification of the restricted shares grant in the second quarter of 2012 and higher legal and professional fees resulted from the contemplated follow-on offering partially offset by lower staff costs caused mainly by a one-time signing bonus paid to a newly hired executive in the first quarter of 2012. Non-GAAP general and administrative expenses9 were $3.7 million in the second quarter of 2012, compared with $1.5 million in the second quarter of 2011 and $3.0 million in the first quarter of 2012. The 143.8% year-over-year increase was primarily due to higher staff costs from salary and headcount increases, higher legal and professional fees resulted from the contemplated follow-on offering and higher office related expenses while the 24.5% sequential increase was primarily due to higher legal and professional fees resulted from the contemplated follow-on offering and higher office related expenses partially offset by lower staff costs caused mainly by a one-time signing bonus paid to a newly hired executive in the first quarter of 2012.

[7]	Non-GAAP operating expenses is a non-GAAP financial measure, defined as operating expenses that exclude share-based compensation expenses.
[8]	Non-GAAP selling and marketing expenses is a non-GAAP financial measure, defined as selling and marketing expenses that exclude share-based compensation expenses.
[9]	Non-GAAP general and administrative expenses is a non-GAAP financial measure, defined as general and administrative expenses that exclude share-based compensation expenses.

Research and development expenses were $1.9 million in the second quarter of 2012, representing an increase of 66.1% year-over-year and 27.9% sequentially. Non-GAAP research and development expenses10 were $1.7 million in the second quarter of 2012, representing an increase of 74.8% year-over-year and 33.1% sequentially, compared with $1.0 million in the second quarter of 2011 and $1.3 million in the first quarter of 2012. The year-over-year and sequential increases were primarily due to higher staff costs from salary and headcount increases.

Operating Income and Operating Margin

Operating income in the second quarter of 2012 was $1.5 million, representing an increase of 216.4% year-over-year from $0.5 million in the second quarter of 2011 and an increase of 12.2% sequentially from $1.3 million in the first quarter of 2012. Operating margin, or operating income as a percentage of net revenues, was 7.5% in the second quarter of 2012, compared with 5.4% in the second quarter of 2011 and 8.4% in the first quarter of 2012.

Non-GAAP operating income was $6.5 million in the second quarter of 2012, representing an increase of 77.5% year-over-year from $3.7 million in the second quarter of 2011 and a sequential increase of 17.0% from $5.6 million in the first quarter of 2012. Non-GAAP operating margin11 was 32.8% in the second quarter of 2012, compared with 41.6% in the second quarter of 2011 and 35.0% in the first quarter of 2012. Excluding the impact from NationSky, non-GAAP operating margin was 34.5% in the second quarter of 2012. NationSky’s operating margin was about 10.4% on a standalone basis in the second quarter of 2012.

Foreign Exchange Gain and Interest Income

Foreign exchange loss was $0.3 million in the second quarter of 2012, compared with a gain of $0.4 million in the second quarter of 2011 and a loss of $0.06 million in the first quarter of 2012. The larger foreign exchange loss increases was primarily attributable to the depreciation of RMB against US$ as a significant portion of IPO proceeds was converted into RMB and placed in bank deposits since the second quarter of 2011. Interest income was $0.8 million in the second quarter of 2012, compared with $0.2 million in the second quarter of 2011 and $0.7 million in the first quarter of 2012. The significant year-over-year increases were primarily due to the higher deposit position resulting from the May 2011 IPO proceeds.

[10]	Non-GAAP research and development expenses is a non-GAAP financial measure, defined as research and development expenses that exclude share-based compensation expenses.
[11]	Non-GAAP operating margin is a non-GAAP financial measure, defined as non-GAAP operating income as a percentage of net revenues.

Income Tax

Income tax expenses were $0.12 million and the effective tax rate was 5.7% in the second quarter of 2012, compared with an income tax benefit of $0.02 million in the second quarter of 2011 and an income tax expense of $0.07 million in the first quarter of 2012. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company.

Net Income

Net income attributable to NQ Mobile was $2.1 million in the second quarter of 2012, compared with $1.1 million in the second quarter of 2011 and $2.1 million in the first quarter of 2012. Non-GAAP net income attributable to NQ Mobile was $7.1 million in the second quarter of 2012, compared with $4.3 million in the second quarter of 2011 and $6.4 million in the first quarter of 2012. NationSky contributed about $0.05 million to net income in the second quarter of 2012.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the second quarter of 2012 was $1.9 million, compared with $3.0 million for the corresponding period of 2011 and $6.8 million for the first quarter of 2012. As of June 30, 2012, the Company had total cash position of $128.6 million ($35.5 million in cash and cash equivalents and $93.1 million in term deposits) and deferred revenue of $9.5 million.

Equity Investment in Associates

Equity investment in associates was $6.7 million as of the end of second quarter of 2012 compared to $1.3 million as of the end of first quarter of 2012 because the Company made minority equity investments in two mobile Internet companies in the second quarter totaling $5.2 million.

Other Business Updates and Significant Events

Senior Management Share Purchase

On June 6, 2012, NQ Mobile announced that members of its senior management, including Co-CEOs Dr. Henry Lin and Omar Khan, COO Vincent Shi, President Zemin Xu and CFO Suhai Ji, among others, intend to use their personal funds to purchase up to an aggregate of $2 million worth of the Company’s American depositary shares (“ADSs”) in open market transactions within six months from June 6, 2012. As of June 30, 2012, these individuals had bought a total of 83,887 ADSs amounting to approximately $631,000. These individuals may continue to buy the Company’s ADSs subject to applicable legal restrictions and other factors and in a manner consistent with NQ’s securities trading policy and applicable securities laws.

TDMobility and NQ Mobile to Provide NQ Enterprise Shield to Tech Data Value Added Resellers

On June 5, 2012, NQ Mobile announced an alliance with TDMobility, the joint U.S. venture between Brightstar Corp and Tech Data Corporation (NASDAQ: TECD). The collaboration will enable TDMobility to bring NQ Enterprise Shield to Tech Data’s network of 65,000 Value Added Resellers across the US, serving small, medium, and large businesses.

A Wireless to Offer NQ Mobile Guard in More Than 125 Verizon Premium Wireless Retail Locations throughout the US

On May 31, 2012, NQ Mobile announced that A Wireless will offer NQ Mobile Guard at more than 125 retail locations across the United States. A Wireless is one of six National Exclusive Premium Retailers for Verizon Wireless, employing over 600 wireless experts at over 125 locations. A Wireless will offer their customers NQ Mobile’s award-winning mobile security protection for their Android devices. A Wireless customers will be able to purchase an NQ Mobile Guard retail card at all A Wireless retail locations throughout the United States.

NQ Mobile Announces Withdrawal of Proposed Follow-on Offering

On May 30, 2012, NQ Mobile announced that it has decided to withdraw its contemplated follow-on offering, a registration statement relating to which was filed with the Securities and Exchange Commission on May 10, 2012.

NQ Mobile Announced the Closing of a Majority Stake Acquisition of NationSky

On May 29, 2012, NQ Mobile announced that it has closed its acquisition of 55% equity interest of NationSky, a leading provider of mobile services to enterprises in China. NQ Mobile acquired 55% equity interest of NationSky in a cash and share transaction. The consideration included approximately $3.2 million in cash and 2.3 million NQ Mobile common shares (equivalent to 0.46 million ADRs). Additional 2.875 million (equivalent to 0.575 million ADRs) NQ Mobile common shares will be issued if certain performance based milestone and/or service conditions are met. Henry Lin, Chairman and Co-CEO of NQ Mobile will become the new Chairman of NationSky, and Charlie Hou, founder of NationSky will remain as the CEO. NQ Mobile will have the majority control of NationSky’s board. With this acquisition, NQ Mobile has expanded its footprint into the enterprise market in China.

Business Outlook

The Company expects net revenues to be in the range of $24 million and $25 million for the third quarter of 2012 and raises the full year 2012 net revenue guidance from the previously issued range of $73 million to $75 million to a range of $86 million to $89 million.

The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 9, 2012 (8:00 p.m. Beijing/Hong Kong Time on August 9, 2012) to discuss results and highlights from the quarter and to answer questions.

The dial-in details for the conference call are:

U.S. Toll Free: +1 866 519 4004

International: +1 718 354 1231

Hong Kong: +852 2475 0994

United Kingdom: +44 2030598139

China Mainland: 400 620 8038 or 800 819 0121

Conference ID: 14352987

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on August 9 through August 16, 2012. The dial-in details for the replay are:

U.S. Toll Free: +1 866 214 5335

International: +1 718 354 1232

Conference ID: 14352987

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading provider of Freemium subscription services with approximately 204 million registered user accounts in over 150 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	June 30, 2012	December 31, 2011
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	35,501	69,510
Term deposits	93,077	58,563
Accounts receivable, net of allowance US$640 and US$636 as of June 30, 2012 and December 31, 2011, respectively	32,314	21,379
Inventory	187	—
Prepaid expenses and other current assets	13,303	6,806

Total current assets	174,382	156,258

Equity investment in an associate	6,672	1,182
Property and equipment, net	1,301	1,078
Intangible assets, net	6,492	1,590
Goodwill	2,087	—
Other non-current assets	450	374

Total Assets	191,384	160,482

LIABILITIES
Current liabilities:
Short-term loan	711	—
Accounts payable	2,596	1,014
Receipt in advance	322	—
Deferred revenue	9,473	7,090
Accrued expenses and other current liabilities	5,844	3,656
Tax payable	487	368
Deferred tax liabilities, current	55	103

Total current liabilities	19,488	12,231

Noncurrent liabilities:
Deferred tax liabilities, non-current	744	—
Other non-current liabilities	334	—

Total Liabilities	20,566	12,231

SHAREHOLDERS’ EQUITY
Common shares	23	22
Additional paid-in capital	170,808	157,064
Accumulated deficit	(7,530)	(11,743)
Accumulated other comprehensive income	2,679	2,841

Total NQ Mobile Inc.’s shareholders’ equity	165,980	148,184

Non-controlling interest	4,838	67

Total shareholders’ equity	170,818	148,251

Total Liabilities and Shareholders’ Equity	191,384	160,482

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	US$	US$	US$	US$	US$
Net Revenues
Premium mobile Internet services	16,069	13,885	7,697	29,954	14,267
Other services	3,892	2,091	1,176	5,983	2,228

Total net revenues	19,961	15,976	8,873	35,937	16,495

Cost of revenues*	(4,693)	(3,421)	(1,810)	(8,114)	(3,313)

Gross profit	15,268	12,555	7,063	27,823	13,182

Operating expenses:
Selling and marketing expenses*	(3,735)	(3,192)	(1,156)	(6,927)	(2,609)
General and administrative expenses*	(8,130)	(6,539)	(4,288)	(14,669)	(6,412)
Research and development expenses*	(1,900)	(1,485)	(1,144)	(3,385)	(2,143)

Total operating expenses	(13,765)	(11,216)	(6,588)	(24,981)	(11,164)

Income from operations	1,503	1,339	475	2,842	2,018

Interest income, net	817	682	185	1,499	261
Foreign exchange (loss) / gain, net	(336)	(63)	379	(399)	477
Other income, net	105	115	15	220	15

Income before income taxes	2,089	2,073	1,054	4,162	2,771

Income tax (expense) / benefit	(119)	(65)	17	(184)	28
Share of profit/(loss) of an associate	155	123	(5)	278	(71)

Net income	2,125	2,131	1,066	4,256	2,728

Net (income) / loss attributable to the non-controlling interest	(43)	—	1	(43)	(3)

Net income attributable to NQ Mobile Inc.	2,082	2,131	1,067	4,213	2,725

Accretion of redeemable convertible preferred shares	—	—	(136)	—	(535)
Allocation of net income to participating preferred shareholders	—	—	(463)	—	(1,595)

Net income attributable to common shareholders (Note 1)	2,082	2,131	468	4,213	595

Net income	2,125	2,131	1,066	4,256	2,728
Other comprehensive income: foreign currency translation adjustment	(270)	108	309	(162)	544

Comprehensive income	1,855	2,239	1,375	4,094	3,272
Comprehensive (income) / loss attributable to non-controlling interest	(43)	—	1	(43)	(3)

Comprehensive income attributable to NQ Mobile Inc.	1,812	2,239	1,376	4,051	3,269

Net earnings per common share:
Basic	0.0090	0.0092	0.0027	0.0182	0.0051
Diluted	0.0083	0.0088	0.0027	0.0171	0.0046
Weighted average number of common shares outstanding:
Basic	232,891,181	230,516,523	171,799,683	231,703,852	115,896,927
Diluted	250,549,533	242,951,657	176,507,959	246,750,595	129,212,693
Net earnings per ADS (Note 2):
Basic	0.0450	0.0460	0.0135	0.0910	0.0255
Diluted	0.0415	0.0440	0.0135	0.0855	0.0230
Weighted average number of ADS outstanding (Note 2):
Basic	46,578,236	46,103,305	34,359,937	46,340,770	23,179,385
Diluted	50,109,907	48,590,331	35,301,592	49,350,119	25,842,539

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

*	Share-based compensation expense included in:

Cost of revenues	52	52	16	104	23
Selling and marketing expenses	360	427	257	787	326
General and administrative expenses	4,439	3,574	2,774	8,013	4,023
Research and development expenses	194	203	168	397	283

Note 1:	The net income attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.
Note 2:	The Company was listed in May 2011, the net earnings per ADS for the three months and six months ended June 30, 2011 is calculated using the same conversion ratio assuming the ADS was existed during such period. Each ADS represents five Class A common shares.

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended
	June 30, 2012	March 31, 2012	June 30, 2011
	US$	US$	US$
Cash flows from operating activities:
Net income	2,125	2,131	1,066
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	257	176	126
(Reversal of)/ Allowance for doubtful accounts	71	(67)	286
Share-based compensation	5,045	4,256	3,215
Deferred income tax	(21)	(28)	(21)
Foreign exchange loss/(gain), net	336	63	(379)
Share of (profit)/loss of an associate	(155)	(123)	5
Other income from ADR depositary arrangement, net of tax paid	(80)	(80)	—
Changes in operating assets and liabilities:
Accounts receivable	(5,439)	(3,692)	(2,759)
Inventory	207	—	—
Prepaid expenses and other current assets	(1,094)	(76)	(388)
Other non-current assets	—	—	141
Accounts payable	682	632	417
Receipt in advance	—	322	—
Deferred revenue	1,156	1,227	1,206
Accrued expenses and other current liabilities	(1,304)	1,581	122
Other non-current liabilities	—	414	—
Tax payable	76	43	1

Net cash provided by operating activities	1,862	6,779	3,038

Cash flows from investing activities:
Placement of term deposits	(30,040)	(13,566)	(8,655)
Maturities of term deposits	9,092	—	—
Disbursement from the lending of the housing loans to employees	(79)	(80)	—
Proceeds from the repayment of the housing loans to employees	34	1	50
Cash acquired from business acquisition	735	—	—
Investment in equity investees	(3,478)	—	—
Bridge loans in connection with equity investments	(1,423)	—	—
Prepayments made in relation to potential acquisitions	—	(3,748)	—
Purchase of property and equipment and intangible assets	(182)	(272)	(164)

Net cash (used in) / provided by investing activities	(25,341)	(17,665)	(8,769)

Cash flows from financing activities:
Proceeds from initial public offering (net of underwriters’ commission)	—	—	82,886
Cash distributed to non-controlling shareholder upon disposal of a subsidiary	—	(67)	—
Proceeds from exercising of share options	635	285	(3,801)

Net cash provided by financing activities	635	218	79,085

Effect of exchange rate changes on cash and cash equivalents	(543)	46	638
Net (decrease) / increase in cash and cash equivalents	(23,387)	(10,622)	73,992
Cash and cash equivalents at the beginning of the period	58,888	69,510	24,456

Cash and cash equivalents at the end of the period	35,501	58,888	98,448

NQ MOBILE INC.

SUPPLEMENTARY NOTES – UNAUDITED INTERIM CONDENSED CONSOLIDATING

STATEMENTS OF OPERATIONS

(In thousands)

	Three months ended June 30, 2012
	NQ Mobile Inc. Group excluding NationSky	NationSky	Consolidated
	US$	US$	US$
Net Revenues
Premium mobile Internet services	16,069	—	16,069
Other services	2,485	1,407	3,892

Total net revenues	18,554	1,407	19,961

Cost of revenues	(3,566)	(1,127)	(4,693)

Gross profit	14,988	280	15,268

Operating expenses:
Selling and marketing expenses	(3,690)	(45)	(3,735)
General and administrative expenses	(8,089)	(41)	(8,130)
Research and development expenses	(1,853)	(47)	(1,900)

Total operating expenses	(13,632)	(133)	(13,765)

Income from operations	1,356	147	1,503

Interest income/(expense), net	820	(3)	817
Foreign exchange loss, net	(336)	—	(336)
Other income/(expense), net	115	(10)	105

Income before income taxes	1,955	134	2,089

Income tax expense	(82)	(37)	(119)
Share of profit from an associate	155	—	155

Net income	2,028	97	2,125

Net income attributable to the non-controlling interest	—	(43)	(43)

Net income attributable to NQ Mobile Inc.	2,028	54	2,082

Net income attributable to common shareholders	2,028	54	2,082

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended			Six months ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(3,735)	(3,192)	(1,156)	(6,927)	(2,609)
Share based compensation expense*	360	427	257	787	326

Non-GAAP selling and marketing expenses	(3,375)	(2,765)	(899)	(6,140)	(2,283)

General and administrative expenses under GAAP	(8,130)	(6,539)	(4,288)	(14,669)	(6,412)
Share based compensation expense*	4,439	3,574	2,774	8,013	4,023

Non-GAAP general and administrative expenses	(3,691)	(2,965)	(1,514)	(6,656)	(2,389)

Research and development expenses under GAAP	(1,900)	(1,485)	(1,144)	(3,385)	(2,143)
Share based compensation expense*	194	203	168	397	283

Non-GAAP research and development expenses	(1,706)	(1,282)	(976)	(2,988)	(1,860)

Income from operations under GAAP	1,503	1,339	475	2,842	2,018
Share based compensation expense*	5,045	4,256	3,215	9,301	4,655

Non-GAAP income from operations	6,548	5,595	3,690	12,143	6,673

Net income attributable to NQ Mobile Inc. under GAAP	2,082	2,131	1,067	4,213	2,725
Share based compensation expense*	5,045	4,256	3,215	9,301	4,655

Non-GAAP net income attributable to NQ Mobile Inc.	7,127	6,387	4,282	13,514	7,380

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current periods.